The Pep Boys – Manny, Moe & Jack

3111 West Allegheny Avenue

Philadelphia, Pennsylvania 19132

April 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Dietrich King

Re:	The Pep Boys – Manny, Moe & Jack (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2012
File No. 001-03381

Dear Mr. King:

This letter responds to your letter dated April 2, 2012, which set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement filed on March 7, 2012 (File No. 001-03381) (the “Preliminary Proxy”). For your convenience, we have included each of the Staff’s comments in bold before the corresponding response. The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs in your letter dated April 2, 2012.

Where indicated below, the Company will include changes to the respective disclosure in its revised Preliminary Proxy Statement (the “Revised Preliminary Proxy”), which the Company is filing contemporaneously with this response letter. In an effort to respond to the Staff’s comments, enclosed herewith are three courtesy copies of the following: (i) this letter as filed via EDGAR, (ii) a clean version of the Revised Preliminary Proxy as filed via EDGAR, and (iii) a marked version of the Revised Preliminary Proxy as compared to the Preliminary Proxy.

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General

1.                                       We note that you appear to have concluded that your transaction is not subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended, and consequently you have neither filed a transaction statement on Schedule 13E-3 nor provided the associated disclosures. Please provide us with your analysis as to how you reached this conclusion. In this regard, we note the following disclosures in your proxy statement:

•                  the ultimate acquiror, The Gores Group, LLC, beneficially owns approximately 2.3% of your outstanding common stock;

•                  the Gores and BlackRock, Inc., which beneficially owns approximately 8.43% of your outstanding common stock, along with their respective affiliates, may be deemed to be a group (although we further note that Gores disclaims membership in or participation in such a group);

•                  pursuant to the BlackRock Commitment Letter, as described on page 46, it appears that BlackRock will indirectly acquire an $80 million equity interest in the Pep Boys business in connection with the completion of the acquisition;

•                  your board of directors has unanimously recommended the transaction and the directors and executive officers as a group own approximately 6.2% of your outstanding common stock; and

•                  if the transaction is completed, your company will be delisted from and will no longer be traded on the NYSE and will be deregistered under the Exchange Act.

When preparing your analysis, please consider the guidance in our Compliance and Disclosure Interpretations for “going private” transactions (particularly Sections 201.01 and 201.05), which are available on our website.

RESPONSE:  After careful consideration of the applicability of Rule 13e-3, including without limitation the Staff’s guidance in the Compliance and Disclosure Interpretations (“C&DI”) Sections 201.01, 201.05 and 201.06, the Company determined that the proposed transaction among Auto Acquisition Company, LLC (“Parent”), Auto Mergersub, Inc. (“Merger Sub”), and the Company (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because (i) neither The Gores Group, LLC (“Gores”) nor BlackRock, Inc. (“BlackRock”) is an affiliate of the Company and (ii) none of the Company’s board of directors or its executive officers (collectively, “Management”) is an affiliate of Gores or BlackRock.  Accordingly, the Company respectfully submits to the Commission that Rule 13e-3 is not applicable to the Merger and that none of Gores, BlackRock, or Management is a Schedule 13e-3 filing person in connection with the Merger.

I.              Applicable Rule

A “Rule 13e-3 transaction” is defined as including, among other things, (i) “[a] purchase (defined as ‘any acquisition pursuant to a merger’) of any equity security by the issuer of such security or by an affiliate of such issuer” or (ii) “a solicitation subject to Regulation 14A (Rule 14a-1 to Rule 14b-1) of any proxy, consent or authorization of, or a distribution subject to Regulation 14C (Rule 14c-1 to Rule 14c-101) of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with:  a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood or a purpose of producing either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii).

“Affiliate” of an issuer is defined as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  We note that the determination of “control,” which is fundamental to the concept of “Affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

II.                                     Neither Gores nor BlackRock is an Affiliate of the Company because neither Gores nor BlackRock controls, is controlled by, or is under common control with, the Company.

Per the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the existence of a control relationship does not turn solely upon the ownership of any specific percentage of securities, but whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of the issuer.  We believe neither Gores nor BlackRock is an Affiliate of the Company or has a control relationship therewith because:

•                  All of the shares of the Company’s common stock beneficially owned by BlackRock are owned by separate funds and accounts for which subsidiaries of BlackRock act as investment advisors as part of BlackRock’s diversified investment management business, and neither Gores nor the Company has any agreement, arrangement or understanding with BlackRock with respect to voting these shares on the Merger.  The subsidiaries of BlackRock must determine their votes on the Merger with respect to the shares beneficially owned by BlackRock in accordance with their fiduciary duties to the separate funds and accounts, not based upon BlackRock’s potential indirect ownership interest in the Company post-closing.

•                  BlackRock is not “rolling over” any of the shares of the Company’s common stock beneficially owned by it.  All of such shares will be entitled to receive the same consideration in the Merger as the public shareholders.

•                  Neither Gores nor BlackRock, individually or in the aggregate, beneficially owns enough shares of the Company’s common stock to exercise control over the management of the Company.  As set forth in the Schedules 13D filed with the Commission on February 8, 2012 by each of Gores and BlackRock, Gores beneficially owned approximately 2.3% and BlackRock beneficially owned approximately 8.4% of the Company’s outstanding common stock.

•                  Neither Gores nor BlackRock has any representation on the Company’s board of directors (or the right to appoint any representatives to the Company’s board of directors), and vice-versa.

•                  Neither Gores nor BlackRock has any other relationship that is indicative of control of or by, or common control with, the Company, and neither had any pre-existing relationship with the Company indicative of control prior to commencement of negotiations for the Merger.

III.                                 Factors identified in C&DI Sections 201.01, 201.05 and 201.06 weigh against the members of Management being considered 13e-3 filing persons.

Per C&DI Section 201.01, continuity of management post-transaction is an important consideration in any Rule 13e-3 analysis.  According to Section 201.01, factors that should be considered when determining whether Rule 13e-3 obligations apply to a particular transaction include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management executive, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”  Additionally, as set forth in C&DI Section 201.05, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

We do not believe that any member of Management is an Affiliate of Gores or should otherwise be deemed to be a filing person for the purposes of Rule 13e-3.  Throughout the negotiations of the merger agreement and continuing through the end of the “go-shop” period on March 14, 2012, the Company’s board of directors prohibited Gores from discussing, negotiating or entering into any agreement, arrangement or understanding with Management with respect to any rollover of their equity interests in the Company, representation on the Company’s board of directors post-closing or the terms of any post-closing employment.  In fact, as of today, Gores and Management have yet to enter into any agreement, arrangement or understanding with respect to such matters; however, Gores does anticipate that it will successfully negotiate employment agreements with members of Management, other than the non-management members of the Company’s board of directors.  Given that as of today, the Company’s executive officers hold common stock and other equity awards representing approximately 2.83% of the common stock of the Company on a fully diluted basis, even if agreements are reached with all of the Company’s executive officers to have all of such officers’ equity awards rolled over into equity of the surviving corporation, the resulting interest in the surviving corporation would be de minimis –significantly below the 20% threshold indicated in C&DI Section 201.06 – and would not constitute control.  Furthermore, the Company and Management did not engage in any discussions with BlackRock.

IV.           The purposes underlying Rule 13e-3 are not implicated by the proposed Merger.

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate.

It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction, particularly small investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction.  In the Interpretative Release, the Commission signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders.

As described under “The Merger–Background of the Merger” in the Proxy Statement, the Merger was approved by the Company’s board of directors, a majority of whom are independent directors and none of whom have connections to, or affiliation with, Gores or BlackRock.  The Company’s board of directors (advised by independent financial and legal advisors) carefully considered and engaged in arm’s-length negotiations with Gores in respect of the proposed Merger.  The board of directors was not directed by Management to consider a sale of the Company (to Gores or otherwise).

Further, it should be noted that a majority of the issued and outstanding shares of the Company’s common stock entitled to vote at the special meeting to approve the Merger must be present to satisfy the quorum, and the proposal on the Merger must be approved by the affirmative vote of at least a majority of the votes cast by the holders of the Company’s outstanding common stock entitled to vote at the special meeting.  As the Staff indicated in the Interpretive Release, the existence of a shareholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.”  In this case, however, none of Gores, BlackRock or Management, individually or in the aggregate, represents a sufficient number of shares to satisfy the quorum or votes to control the outcome of the shareholder vote, and as a result, such shareholder vote should not be considered a mere formality.

For the reasons discussed above, the Company respectfully submits that the proposed Merger is not subject to Rule 13e-3 and that none of Gores, BlackRock, or Management is a Schedule 13e-3 filing person in connection with the Merger.

The Merger, page 23

Background of the Merger, page 24

2.                                       In the second paragraph on page 24, you refer to business trends and market conditions impacting Pep Boys and its industry. Please expand your disclosure to describe these trends and conditions. In addition, please clarify whether these trends and conditions influenced the board’s decision to consider offers for Pep Boys generally and the Gores offer in particular.

RESPONSE: As requested, the Company has revised the disclosure on page 24 to describe the trends and conditions, and on page 25 to clarify their consideration by the board of directors.

3.                                       In the seventh full paragraph on page 25, you refer to your “existing relationship with BofA Merrill Lynch.” However, you disclose in the fourth paragraph on page 24 that you terminated your engagement with BofA Merrill Lynch in February 2011. Please revise your disclosure accordingly to indicate when you re-engaged BofA Merrill Lynch.

RESPONSE: As requested, the Company has revised the disclosure on page 26 to indicate the date on which BofA Merrill Lynch was re-engaged.

4.                                       In the final paragraph on page 29, you disclose that the Gores cited issues discovered during their due diligence review as a partial justification for their reduced offer. Please summarize the due diligence issues that were presented to the board. In addition, please disclose what consideration the board gave to these issues during its meeting on January 12, 2012 or otherwise.

RESPONSE: As requested, the Company has revised the disclosure on page 30 to describe the issues cited by Gores from its due diligence review, and to clarify the consideration of these issues by the board of directors.

5.                                       In the first paragraph on page 31, you note that the board considered the possibility of rejecting the Gores offer and continuing as a stand-alone company. Please revise your disclosure to clarify why the board rejected this possibility and determined that it was the appropriate time to sell the company.

RESPONSE: As requested, the Company has revised the disclosure on page 31 to clarify the basis for the board of directors’ determinations with respect to Gores’ offer.

Opinion of BofA Merrill Lynch, page 34

6.                                       Please disclose that BofA Merrill Lynch has consented to use of its opinion in your proxy statement.

RESPONSE: As requested, the Company has revised the disclosure on page 36 to state that BofA Merrill Lynch has consented to the use of its fairness opinion in the Company’s filing.

Miscellaneous, page 40

7.                                       Please disclose the amount of the BofA Merrill Lynch fee that is contingent upon the completion of the merger. Please refer to Item 1015(b)(4) of Regulation M-A.

RESPONSE: As requested, the Company has revised the disclosure on page 42 to disclose the amount of the BofA Merrill Lynch fee that is contingent upon completion of the merger.

The Merger Agreement, page 62

Representations and Warranties, page 65

8.                                       Please provide us supplementally with a brief description of the contents of the Company Disclosure Letter.

RESPONSE: As requested, the Company has set forth below a list identifying the contents of the Company Disclosure Letter. The Company undertakes to furnish supplementally copies of any of the omitted schedules upon request by the Commission.

Contents

The Company Disclosure Letter provides lists of Company agreements, other Company-specific information and certain exceptions made to the representations and warranties of the Company in the Merger Agreement. These lists, information and exceptions relate to the following sections of the Merger Agreement:

•           Section 4.3, Capitalization

•           Section 4.5, No Conflict; Required Filings and Consents

•           Section 4.8, Disclosure Controls and Procedures

•           Section 4.11, Absence of Litigation

•           Section 4.12, Employee Benefit Plans

•           Section 4.13, Labor Matters

•           Section 4.14, Intellectual Property

•           Section 4.15, Taxes

•           Section 4.17, Real Property

•           Section 4.18, Environmental Matters

•           Section 4.19, Material Contracts

•           Section 4.20, Insurance

•           Section 4.21, Certain Transactions

•           Section 4.22, Suppliers

9.                                       We note your cautionary statement concerning the representations and warranties in the Merger Agreement. Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your proxy statement, please revise them to remove any implication that the Merger Agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

RESPONSE: The first paragraph under “THE MERGER AGREEMENT–Representations and Warranties” has been revised in response to the Staff’s comment.  The Company acknowledges that, notwithstanding the inclusion of the cautionary statement, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement not misleading.

Appendix B, page B-1

10.                                 We note the limitation on reliance by shareholders in the fairness opinion provided by BofA Merrill Lynch. Limitations on reliance are inconsistent with disclosures relating to fairness opinions. Unless BofA Merrill Lynch removes the limitation on reliance, please disclose the basis for BofA Merrill Lynch ‘s belief that shareholders cannot rely upon the opinion to support any claims against BofA Merrill Lynch arising under applicable state law (e.g., the inclusion of an express disclaimer in BofA Merrill Lynch ‘s engagement letter with the Company). Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, please disclose that the availability of such a state-law defense to BofA Merrill Lynch would have no effect on the rights and responsibilities of either BofA Merrill Lynch or the board of directors under the federal securities laws.

RESPONSE: BofA Merrill Lynch’s opinion has been revised in response to the Staff’s comment.  Enclosed herewith are three courtesy copies of the opinion and a marked version of the opinion to show the revised form that is included in Appendix B of the Revised Preliminary Proxy.

***

Pursuant to your letter dated April 2, 2012, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (215) 430-9169 or James W. McKenzie of Morgan, Lewis & Bockius LLP, the Company’s counsel, at (215) 963-5134.

Yours truly,

/s/ Brian D. Zuckerman

Brian D. Zuckerman
Senior Vice President - General Counsel & Secretary

cc:	Daniel Leslie, Esq.
James W. McKenzie, Jr., Esq.